

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2018

Daniel Draper
Chief Executive Officer and Manager
Invesco DB Multi-Sector Commodity Trust
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

      Re: Invesco DB Multi-Sector Commodity Trust
         Registration Statement on Form S-1
         Filed November 15, 2018
         File No. 333-228404

Dear Mr. Draper:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate and
      Commodities